As filed with the Securities and Exchange Commission on January 18, 2013

Securities Act File No. 333-37711

Investment Company Act File No. 811-08437

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 36	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

☐
Amendment No. 37	☒
(Check appropriate box or boxes)

UNDISCOVERED MANAGERS FUNDS

(Exact Name of Registrant Specified in Charter)

270 Park Avenue

New York, New York, 10017

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 480-4111

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, NY 10017

(Name and Address of Agent for Service)

With copies to:

Carmine Lekstutis, Esq.	Jon S. Rand, Esq.
JPMorgan Chase & Co.	Dechert LLP
270 Park Avenue	1095 Avenue of the Americas
New York, NY 10017	New York, NY 10036

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post –Effective Amendment consists of the following:

4.	Facing Sheet of the Registration Statement.

5.	Part C to the Registration Statement (including signature page)

6.	Exhibits b, p(ii) and 99(iv) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file the updated By-Laws of the Trust (exhibit b), the updated Code of Ethics for the Adviser (exhibit p(ii)), and the Power of Attorney for two new Board of Trustee members for the Trust (exhibit 99(iv)) to Item 28 of this Registration Statement on Form N-1A (the “Registration Statement”).

Part A and B of Post-Effective Amendment No. 35 to the Registration Statement filed on December 14, 2012, pursuant to Rule 485(b) under Securities Act of 1933, as amended (the “1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

Undiscovered Managers Funds

Part C. Other Information

Item 28. Financial Statements and Exhibits

a.	Amended and Restated Agreement and Declaration of Trust of Undiscovered Managers Funds (the “Trust”) — Incorporated by reference to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A.

(a)	(2)	Amendment to the Declaration of Trust date November 10, 2005. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 28, 2005 (Accession Number 0001047469-05-028691).

(a)	(3)	Amendment to the Declaration of Trust dated April 28, 2009. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 29, 2009 (Accession Number 0001145443-09-3350).

b.	By-Laws of Undiscovered Managers Funds as Amended and Restated, dated December 31, 2012. Filed herewith.

c.	See Articles III, V, VI and IX in the Trust’s Declaration of Trust Exhibit a hereto) and Article XI in the Trust’s By-Laws (Exhibit b hereto).

d.	(i)	Management Agreements.

		(1)	Form of Management Agreement between the Trust and J.P.Morgan Investment Management Inc. (“JPMIM”) relating to Undiscovered Managers Behavioral Growth Fund (the “Behavioral Growth Fund”). Incorporated by reference to Post-Effective Amendment No.15 to the Trust’s Registration Statement on Form N-1A.

		(2)	Form of Management Agreement between the Trust and JPMIM relating to Undiscovered Managers Behavioral Value Fund (the “Behavioral Value Fund”). Incorporated by reference to Post-Effective Amendment No.15 to the Trust’s Registration Statement on Form N-1A.

		(3)(a)	Form of Management Agreement between the Trust and JPMIM relating to Undiscovered Managers REIT Fund (the “REIT Fund”). Incorporated by reference to Post-Effective Amendment No.15 to the Trust’s Registration Statement on Form N-1A.

		(3)(b)	Amendment to Management Agreement for JPMorgan Realty Income Fund (formerly Undiscovered Managers REIT Fund). Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (Accession Number 0001145443-06-003756).

(ii)	Sub-Advisory Agreements.

	(1)	Form of Sub-Advisory Agreement relating to the Behavioral Growth Fund between JPMIM and Fuller & Thaler Asset Management, Inc. (“Fuller & Thaler”). Incorporated by reference to Post-Effective Amendment No.15 to the Trust’s Registration Statement on Form N-1A.

	(1)(a)	Amendment to Sub-Advisory Agreement relating to the Behavioral Growth Fund between JPMIM and Fuller & Thaler Asset Management, Inc. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 29, 2009 (Accession Number 0001145443-09-3350).

	(2)	Form of Sub-Advisory Agreement relating to the Behavioral Value Fund between JPMIM and Fuller & Thaler. Incorporated by reference to Post-Effective Amendment No.15 to the Trust’s Registration Statement on Form N-1A.

	(2)(a)	Amendment to Sub-Advisory Agreement relating to the Behaviorial Value Fund between JPMIM and Fuller & Thaler Asset Management, Inc. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 29, 2009 (Accession Number 0001145443-09-3350).

	(3)	Form of Interim Sub-Advisory Agreement relating to the REIT Fund, between Undiscovered Managers, LLC and JPMIM. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

e.	(i)	Distribution Agreement, dated February 19, 2005, between the Trust and JPMorgan Distribution Services, Inc. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 28, 2005 (Accession Number 0001047469-05-028691).

	(ii)	Amendment dated May 1, 2005 to the Distribution Agreement. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 28, 2005 (Accession Number 0001047469-05-028691).

	(iii)	Amended Schedule B to the Distribution Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(iv)	Amended Schedule C to the Distribution Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(v)	Amended Schedule D to the Distribution Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(vi)	Amended Schedule E to the Distribution Agreement (amended as of October 31, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(vii)	Amended Schedule F to the Distribution Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

f.	None.

g.	(i)	Amended and Restated Global Custody and Fund Accounting Agreement dated September 1, 2010, between JPMorgan Chase Bank, N.A. and the entities named on Schedule A. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 22, 2010 (Accession Number 000145443-10-002887).

	(ii)	Amended Schedule A to the Amended and Restated Global Custody and Fund Accounting Agreement, amended as of November 15, 2012. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

h.	(i)	(a)	Administration Agreement, dated February 19, 2005, between the Trust and JPMorgan Funds Management, Inc. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 28, 2005 (Accession Number 0001047469-05-028691).

	(i)	(b)	Amendment to the Administration Agreement including amended Schedule A, dated May 1, 2006. Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (Accession Number 0001145443-06-003756).

	(i)	(c)	Amended Schedule B to the Administration Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(ii)	(a)	Transfer Agency Agreement between the Trust and Boston Financial Data Services, Inc. effective September 1, 2009. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on October 29, 2009 (Accession Number 0001145443-09-002642).

	(ii)	(b)	Amended Appendix A-1 to the Transfer Agency Agreement, dated November 15, 2012. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(ii)	(c)	Amendment to Transfer Agency Agreement between the Trust and BFDS, as of February 17, 2011. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(ii)	(d)	Addendum to Transfer Agency Agreement between the Trust and BFDS, dated as of March 1, 2012. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(ii)	(e)	Amendment to Transfer Agency Agreement between the Trust and BFDS, dated as of March 30, 2012. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

	(iii)	(a)	Shareholder Servicing Agreement, dated February 19, 2005, between the Trust and JPMorgan Distribution Services, Inc. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 28, 2005 (Accession Number 0001047469-05-028691).

	(iii)	(b)	Amended Schedule B to the Shareholder Servicing Agreement (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

(iv)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of the UM Small Cap Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

(v)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of the Undiscovered Managers Behavioral Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

(vi)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of the Undiscovered Managers REIT Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

(vii)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of the Undiscovered Managers Behavioral Value Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

(viii)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class A and Class C of the UM Small Cap Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

(ix)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class A of the Undiscovered Managers Behavioral Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

(x)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class C of the Undiscovered Managers Behavioral Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

(xi)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class A and Class C of the Undiscovered Managers REIT Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

(xii)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class A and Class C of the Undiscovered Managers Behavioral Value Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 19 to the Trust’s Registration Statement on Form N-1A.

(xiii)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class B of the Undiscovered Managers Behavioral Growth Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A.

(xiv)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class B of the Undiscovered Managers REIT Fund and JPMorgan Chase Bank. Incorporated by reference to Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A.

(xv)	Form of Fee Waiver and Expense Reimbursement Agreement between the Trust on behalf of Class B of the Undiscovered Managers Behavioral Value Fund and JPMorgan Chase Bank. Incorporatedby reference to Post-Effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A.

(xvi)	Form of Fee Waiver and Expense Reimbursement Agreement for the R Class Shares of the Undiscovered Managers JPMorgan Realty Income Fund. Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (Accession Number 0001145443-06-003756).

(xvii)	Form of Fee Waiver and Expense Reimbursement Agreement. Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (Accession Number 0001145443-06-003756).

(xviii)	Form of Fee Waiver and Expense Reimbursement Agreement dated December 28, 2012. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

(xix)	Amended and Restated Securities Lending Agency Agreement, effective March 1, 2011, between the Registrant and The Goldman Sachs Bank USA. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 16, 2011 (Accession Number 0001193125-11-343593).

(xix) (a)	Schedule 2, revised February 1, 2012, to the Amended and Restated Securities Lending Agency Agreement between the Registrant and The Goldman Sachs Bank USA. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

(xix) (b)	Schedule A to the Amended and Restated Securities Lending Agency Agreement between the Registrant and the Goldman Sachs Bank USA. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 16, 2011 (Accession Number 0001193125-11-343593).

(xx)	Amended and Restated Third Party Securities Lending Agreement, effective March 1, 2011, between the Registrant and The Goldman Sachs Bank USA. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 16, 2011 (Accession Number 0001193125-11-343593).

i.	(i)	Opinion and consent of counsel. N/A.

j.	(i)	Consent of independent registered public accounting firm. N/A.

k.	Omitted Financial Statements — None.

l.	Investment Representation Letter — Incorporated by reference to Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A.

m. (i)	Combined Amended and Restated Distribution Plan dated August 11, 2005. Incorporated by reference to Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (Accession Number 0001145443-06-003756).

(ii)	Schedule B, amended as of November 15, 2012, to the Combined Amended and Restated Distribution Plan. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

n. (i)	Combined Amended and Restated Rule 18f-3 Multi-Class Plan, including Exhibits A and B, (amended as of November 15, 2012). Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

o.	Reserved.

p.	Codes of Ethics.

(i) Code of Ethics of the Trust, (as updated April 28, 2009). Incorporated herein by reference to the Registrant&146;s Registration Statement as filed with the Securities and Exchange Commission on October 29, 2009 (Accession Number 0001145443-09-002642).

(ii) Code of Ethics of the Adviser, effective February 1, 2005, revised January 11, 2012. Filed herewith.

(iii) Code of Ethics for Principal Executives and Senior Financial Officer. Incorporated by reference to Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A.

(iv) Code of Ethics of the Fuller & Thaler, — Incorporated by reference to Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A.

99(i)	Powers of Attorney for the Trustees. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

99(ii)	Power of Attorney for Patricia A. Maleski. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

99(iii)	Power of Attorney for Joy C. Dowd. Incorporated herein by reference to the Registrant’s Registration Statement as filed with the Securities and Exchange Commission on December 14, 2012 (Accession Number 0001193125-12-503342).

99(iv)	Power of Attorney for Mary E. Mantinez and Mitchell M. Merin. Filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Trust

As of the date of this Amendment to the Registration Statement, there are no persons controlled by or, to the Trust’s knowledge, under common control with the Trust.

Item 30. (a) Indemnification

Article VIII of the Trust’s Agreement and Declaration of Trust (Exhibit a of Item 23 hereto) and Article 4 of the Trust’s By-Laws (Exhibit b of Item 23 hereto) provides for indemnification of its Trustees and officers. The effect of these provisions is to provide indemnification for each of the Trust’s Trustees and officers against liabilities and counsel fees reasonably incurred in connection with the defense of any legal proceeding in which such Trustee or officer may be involved by reason of being or having been a Trustee or officer, except with respect to any matter as to which such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that such Trustee’s or officer’s action was in the best interest of the Trust, and except that no Trustee or officer shall be indemnified against any liability to the Trust or its shareholders to which such Trustee or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustee’s or officer’s office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant has entered into an agreement with the former Trustees of the Trust specifying the procedural process to effectuate indemnity claims and for the Registrant to make advances for payment of expenses incurred by such former Trustees in connection with a claim for indemnification covered under Article 4 of the Trust’s By-Laws.

In case any shareholder or former shareholder of the Trust shall be held to be personally liable solely by reason of his or her being or having been a shareholder of the Trust or of a particular series or class and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the series (or attributable to the class) of which he or she is a shareholder or former shareholder to be held harmless from and indemnified against all loss and expense arising from such liability.

(b)	Insurance

The Trust maintains a joint directors and officers and professional liability insurance policy with the Adviser pursuant to which the Trust’s directors and officers and the directors and officers of the Adviser are indemnified in certain circumstances. The policy is provided by Chubb Group of Insurance Companies and insures each trustee and officer of the Trust against management liability and professional liability for decisions made in connection with the Trust, and each director and officer of the Adviser against management liability and professional liability for decisions made in connection with the Adviser. In addition, the policy also provides protection for the Trust and the Advisor entities against professional liability, in each case to the extent permitted by the 1940 Act, up to a maximum of $5,000,000.

Item 31. Business and Other Connections of Investment Adviser

(a)	The business of J.P. Morgan Investment Management Inc. is summarized in the Prospectuses constituting Part A of this Registration Statement, which are incorporated herein by reference. The business or other connections of each director and officer of J. P. Morgan Investment Management Inc. is currently listed in the investment advisor registration on Form ADV for J.P. Morgan Investment Management Inc.(File No. 801-21011).

(b)	Fuller & Thaler is the sub-adviser to the Behavioral Value Fund and its business is summarized in “The Funds” in the Prospectus. The business or other connections of each director and officer of Fuller & Thaler is currently listed in the investment advisor registration on Form ADV for Fuller & Thaler Asset Management, Inc. (Form No. 801-43915).

Item 32. Principal Underwriter

(2) JPMorgan Distribution Services, Inc. is the principal underwriter of the Registrant’s shares. JPMorgan Distribution Services, Inc. is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the FINRA Association of Securities Dealers. JPMorgan Distribution Services, Inc. is located at 460 Polaris Parkway, Westerville, Ohio 43082. JPMorgan Distribution Services, Inc. acts as the principal underwriter for the following additional investment companies:

J.P. Morgan Fleming Mutual Fund Group, Inc.

J.P. Morgan Mutual Fund Group

J.P. Morgan Mutual Fund Investment Trust

JPMorgan Trust I

JPMorgan Trust II

JPMorgan Value Opportunities Fund Inc.

Undiscovered Managers Funds

JPMorgan Insurance Trust

(2) The directors and officers of JPMorgan Distribution Services, Inc. are set forth below. The business address of each director or officer is 460 Polaris Parkway, Westerville, Ohio 43082.

NAME WITH REGISTRANT	POSITIONS AND OFFICES WITH JPMORGAN DISTRIBUTION SERVICES, INC.	POSITIONS

Susan Montgomery	Director & President	None

Michael R. Machulski	Director, Vice President & Treasurer	None

Robert L. Young	Director & Managing Director	None

Patricia A. Maleski	Managing Director	President & Principal Executive Officer

Anthony J. Horan	Senior Vice President & Assistant Secretary	None

Colleen A. Meade	Vice President & Secretary	None

James A. Hoffman	Vice President	None

Jessica K. Ditullio	Assistant Secretary	Assistant Secretary

Christine N. Bannerman	Assistant Secretary	None

Frank J. Drozek	Assistant Treasurer	None

Christopher J. Mohr	Assistant Treasurer	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

J.P. Morgan Investment Management Inc., the Registrant’s investment adviser, at 270 Park Avenue, New York, NY 10017 (records relating to its functions as investment advisor).

JPMorgan Distribution Services, Inc., the Registrant’s distributor, at 460 Polaris Parkway, Westerville, Ohio 43082 (records relating to its functions as distributor).

JPMorgan Chase Bank, N.A. at 270 Park Avenue, New York, New York (records relating to its functions as shareholder servicing agent (through February 18, 2005), custodian and administrative services agent (through February 18, 2005)).

JPMorgan Funds Management, Inc., the Registrant’s administrator, at 460 Polaris Parkway, Westerville, Ohio 43082 (relating to its functions as administrator).

Boston Financial Data Services, Inc., the Registrant’s transfer agent, at 2000 Crown Colony Drive, Quincy, Massachusetts 02169.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, Undiscovered Managers Funds, has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York and State of New York on the 18th day of January, 2013.

UNDISCOVERED MANAGERS FUNDS

By:	Patricia A. Maleski*
Patricia A. Maleski
President & Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on January 18, 2013.

	John F. Finn*		Marilyn McCoy*
	John F. Finn		Marilyn McCoy
	Trustee		Trustee

	Matthew Goldstein*		Mitchell M. Merin*
	Matthew Goldstein		Mitchell M. Merin
	Trustee		Trustee

	Robert J. Higgins*		William G. Morton*
	Robert J. Higgins		William G. Morton
	Trustee		Trustee

	Frankie D. Hughes*		Robert A. Oden, Jr.*
	Frankie D. Hughes		Robert A. Oden, Jr.
	Trustee		Trustee

	Peter C. Marshall*		Frederick W. Ruebeck*
	Peter C. Marshall		Frederick W. Ruebeck.
	Trustee		Trustee

	Mary E. Martinez*		James J. Schonbachler*
	Mary E. Martinez		James J. Schonbachler
	Trustee		Trustee

By	Joy C. Dowd*	By	Patricia A. Maleski*
	Joy C. Dowd		Patricia A. Maleski
	Treasurer & Principal Financial Officer		President & Principal Executive Officer

*By	/s/ Carmine Lekstutis
Carmine Lekstutis
Attorney-in-fact

EXHIBIT INDEX

b.	By-Laws of Undiscovered Managers Funds as Amended and Restated, dated December 31, 2012

p. (ii)	Code of Ethics of the Adviser, effective February 1, 2005, revised January 11, 2012

99(iv)	Power of Attorney for Mary E. Martinez and Mitchell M. Merin